Phathom Pharmaceuticals, Inc.

100 Campus Drive, Suite 102

Florham Park, New Jersey 07932

November 15, 2023

VIA EDGAR

Alan Campbell

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Phathom Pharmaceuticals, Inc.

Registration Statement on Form S-3

File No. 333-275431

To the addressee set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Phathom Pharmaceuticals, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on November 17, 2023, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Anthony Gostanian of Latham & Watkins LLP at (858) 523-3969. Thank you for your assistance and cooperation in this matter.

Sincerely,

PHATHOM PHARMACEUTICALS, INC.

By:	/s/ Larry Miller
Larry Miller
General Counsel

cc:	Terrie Curran, Phathom Pharmaceuticals, Inc.

Matthew T. Bush, Latham & Watkins LLP

Anthony Gostanian, Latham & Watkins LLP